

August 16, 2007

Via Facsimile (213.403.5962) and U.S. Mail

Mr. Russell M. Frandsen
The Business Legal Group
225 South Lake Avenue, Suite 300
Pasadena, California 91101

Re: NBO Systems, Inc. ("NBO")
Schedule 13E-3 filed July 24, 2007
File No. 005-83010
Schedule 14A filed July 24, 2007
File No. 0-33037

Dear Mr. Frandsen:

We have the following comments on the above referenced filings. We have limited the scope of our review to legal and other non-accounting comments. Please understand that the purpose of our review process is to assist compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone number listed at the end of this letter.

Schedule 13E-3 - General

1. Please confirm, if true, that NBO does not bear a reporting obligation pursuant to Section 12(g) or Section 15(d) of the Securities Exchange Act of 1934 with respect the Series B Preferred Stock. Please provide a brief analysis in support of the conclusion NBO reaches.

2. Revise Item 13 of Schedule 13E-3 to reflect the existence of the Form 10-Q filed on August 14, 2007. In addition, please update the corresponding Financial Information section in the proxy statement.

3. Please delete the references to the Private Securities Litigation Reform Act of 1995. The Act, by its terms, does not apply to going private transactions subject to Rule 13e-3.

4. Revise to add Mr. Kenneth Marinai as a filing person and provide all required disclosures.

5. The notice to security holders for the Special Meeting proposes an August date for the meeting to be held. In view of NBO's exercise of the option to incorporate certain financial information by reference in response to Item 13 of Schedule 13E-3, please confirm that the proxy statement will be sent at least twenty business days prior to the date of the meeting when formally scheduled. See Note D.3. to Schedule 14A.

6. We note the disclosure that "…the value of each share of Common Stock is a fraction of one cent." Notwithstanding this disclosure, revise the forepart of the proxy statement to prominently disclose what the going private consideration for fractional shares represents. For example, it is not clear whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of NBO.

    The Effect of the Reverse Stock Split on Outstanding Securities, page 9

7. Disclose, if true, that the affiliated filing person and continuing security holders will become the beneficiaries of NBO's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

8. Disclose that the affiliated filing person and the continuing security holders will become the beneficiaries of NBO's savings associated with the filing requirements and general compliance provisions of the federal securities laws. Quantify this benefit to the extent practicable.

9. Revise to express Mr. Marinai's interest in net book value and earnings of the issuer in dollar amounts and percentages before the transaction is completed and afterward. See Instruction 3 to Item 1013 of Regulation M-A.

10. In view of the fact security holders are afforded the opportunity to maintain a continuing interest in NBO, revise to briefly summarize the federal securities laws to which NBO will no longer be subject.

11. Revise to indicate that security holders who receive cash for fractional interests will no longer be given the opportunity to participate in the growth and future earnings of NBO.

Fairness to Shareholders, page 10

12. Please revise to eliminate use of the term "all shareholders" as the term is not a sufficient substitute for the term "unaffiliated" required by Item 1014(a) of Regulation M-A.

13. Please revise the fairness determination to explicitly address the substantive and procedural fairness of the proposed transaction. This discussion must also address the fairness of the proposed transaction to persons who expect to maintain an equity interest in the issuer to the extent such persons are not affiliated. See Question and Answer 19 in Exchange Act Release 17719 (April 13, 1981).

14. Item 1014(b) of Regulation M-A requires each filing person of the Schedule 13E-3 to discuss in reasonable detail the material factors that form the bases of their assessment of the fairness of the consideration offered to unaffiliated shareholders. *See* Exchange Act Release No. 17719 (April 13, 1981), Question and Answer Nos. 20 and 21. While the discussion provided lists the material factors considered by the board, it does not provide any discussion of current stock prices, historical stock prices, net book value, liquidation value or going concern value. Please revise.

15. Please ensure that the procedural fairness determination, once included, acknowledges the absence of the procedural safeguard identified in Item 1014(c) of Regulation M-A, and, to the extent omitted, the safeguard identified in Item 1014(e) of Regulation M-A. In addition, the disclosure should specifically itemize the other procedural safeguards to which the transaction is subject instead of generically referencing them in this discussion. See Question and Answer 21 in Exchange Act Release No. 17719 (April 13, 1981).

<u>Summary Financial Information, page 13</u>

16. In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c), must be disclosed in the document furnished to security holders. *See* Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. The information does not appear to have been presented in complete accordance with Item 1010(c)(1), and Net Loss and Basic Loss have been shown as being identical. Please revise or advise. In addition, the information for the interim period reported must also be summarized as required by Item 1010(c).

<u>Closing Comments</u>

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions to me at 202. 551.3266.

Very truly yours,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions